PMU News Release #09-09 TSX, NYSE Amex Symbol: PMU December 7, 2009

Pacific Rim Mining Announces Fiscal 2010 Second Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months and six months ended October 31, 2009. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“Pac Rim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

Financial Highlights

	Three Months Ended October 31, 2009	Three Months Ended October 31, 2008	Six Months Ended October 31, 2009	Six Months Ended October 31, 2008

Summarized Statement of Loss*
Exploration expenditures	$417	$1,236	$855	$3,687
Loss from Continued Operations	$(1,355)	$(2,602)	$(2,236)	$(6,353)
Discontinued Operations – Net income (loss) of Denton-Rawhide Joint Venture	$38	$1,390	$38	$1,872
Loss for the period	$(1,317)	$(1,212)	$(2,198)	$(4,481)
Loss per share after Discontinued Operations (basic and diluted)	$(0.01)	$(0.01)	$(0.02)	$(0.04)
Weighted average shares outstanding (basic and diluted)	118,050,308	116,915,460	118,047,047	116,915,460

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(96)	$(3,197)	$(741)	$(6,582)
Cash Flow provided by investing activities	$nil	$5,075	$(14)	$7,329
Cash Flow provided by financing activities	$nil	$nil	$2	$nil
Cash Flow from Continuing Operations	$(96)	$1,878	$(753)	$747
Cash Flow from Discontinued Operations	$38	$1,220	$38	$1,106
Net increase (decrease) in cash	$(58)	$3,098	$(715)	$1,853

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

	At October 31, 2009	At April 30, 2009
Summarized Balance Sheet*
Cash and cash equivalents	$569	$1,284
Bullion	$154	$1,225
Receivables, Deposits and Pre-paids	$175	$106
Current assets	$898	$2,615
Total assets	$6,448	$8,187
Total liabilities	$1,792	$1,679
Working Capital	$152	$1,982

*all amounts in thousands of US dollars, except share and per share amounts

Results of Operations
For the three month period ended October 31, 2009, Pacific Rim recorded a loss for the period of $(1.3) million or $(0.01) per share, compared to a loss of $(1.2) million or $(0.01) per share for the three month period ended October 31, 2008. Although the loss for both periods is relatively unchanged, the loss from continuing operations during Q2 2010 was $(1.4) million or $(0.01) per share, compared to $(2.6) million or $(0.02) per share during Q2 2009, the difference being primarily attributable to significantly lower direct exploration expenditures during Q2 1010 compared to the same period a year earlier. During Q2 2009, the Company realized net income from discontinued operations (the Denton-Rawhide Joint Venture) of $1.4 million, which substantially offset the loss from continuing operations during that period. There was only a minor recovery of income taxes from this source during Q2 2010.

For the six months ended October 31, 2009, Pacific Rim recorded a loss for the period of $(2.2) million or $(0.02) per share, compared to a loss of $(4.5) million or $(0.04) per share for the six months ended October 31, 2008. The $2.2 million decrease in net loss period over period is primarily attributable to significantly decreased exploration expenditures, lower general and administrative expenditures (notwithstanding significant CAFTA-related expenses during the six months ended October 31, 2009 for which there was no comparable item for the same period a year earlier). As described above, there was a substantial decrease in loss from continuing operations between the first six months of fiscal 2009 ($(6.4) million) and the first six months of fiscal 2010 ($(2.2) million) as result of significant decreases in exploration and general and administrative expenses. During the six months ended October 31, 2008, the loss from continuing operations was offset in part by $1.9 million in income from discontinued operations (the Denton-Rawhide Joint Venture) compared to $0.04 million during the six months ended October 31, 2009.

Expenses
Quarterly exploration expenditures were greatly reduced year over year, from $1.2 million in Q2 2009 to $0.4 million in Q2 2010. Although significant exploration work ceased at the Company’s El Salvador exploration projects in July 2008 (Q1 2009), residual expenses and ongoing community relation programs continued into Q2 2009. During Q2 2010, exploration expenditures included El Salvador project maintenance costs and expenditures related to the evaluation of potential project acquisitions.

General and administrative expenses were lower during Q2 2010 ($0.4 million) than Q2 2009 ($1.4 million) as a result of the Company’s reduction in activities. In addition, $0.6 million was spent on the CAFTA action, for which there was no comparable item during Q2 2009 and a value of $0.2 million was assigned using the Black-Scholes model for valuing the extension of warrants.

During Q2 2010 the Company realized a gain on the sale of bullion of $0.3 million for which there was no comparable item in Q2 2009. The gain represents the difference between the consideration received for

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com gold and silver when it was sold and its book value, which is based on the gold price on the date the bullion was received.

Unusual Items
During Q2 2009 the Company received income of $1.4 million from the Denton-Rawhide operation (of which the Company was a participant until December 31, 2008) related to the production of gold and silver, for which there is no comparable item in Q2 2010.

Summary
Although the Company’s loss from continuing operations decreased from Q2 2009 ($(2.6) million) to Q2 2010 ($(1.4) million), the $1.4 million income received from discontinued operations during Q2 2009 offset a substantial portion of that loss, leading to a loss for the Q2 2009 period of $(1.2) million. Income from discontinued operations during Q2 2010 was $0.04 million, leading to a loss for the Q2 2010 period of $(1.3) million, virtually unchanged from the same period a year earlier.

Liquidity and Capital Resources

Cash
At October 31, 2009 the Company’s cash and cash equivalents totalled $0.6 million, unchanged from the $0.6 million balance as of July 31, 2009 (the end of the Company’s first quarter of fiscal 2010) and a decrease of $0.7 million from the April 30, 2009 balance of $1.3 million, (the end of the Company’s previous fiscal year). Bullion (held by the Company and not yet sold) was valued at $0.2 million at October 31, 2009 compared to $0.8 million at July 31, 2009 and $1.2 million at April 30, 2009. Bullion is valued at the gold and silver price on the date the bullion was received. Current assets were $0.9 million at October 31, 2009 compared to $1.6 million at July 31, 2009 and $2.6 million at April 30, 2009, a decrease of $1.6 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action.

During Q2 2010 the Company received $1.0 million from the sale of bullion and $0.3 million in expenses were added to accounts payable. Outlays of cash during the quarter included: $0.4 million in direct exploration expenditures, $0.4 million in direct general and administrative expenses and $0.6 million in CAFTA-related expenses. The net result was a marginal ($0.06 million) decrease in cash between July 31 and October 31, 2009.

Working Capital
At October 31, 2009, the book value of the Company’s current assets was $0.9 million, compared to $2.6 million at April 30, 2009, a reduction of $1.7 million. The decrease in current assets is primarily a result the sale of bullion (for cash) and subsequent cash expenditures. Property, plant and equipment balances at October 31, 2009 were marginally reduced to $5.5 million from the April 30, 2009 balance of $5.6 million. As a result, the Company’s total assets at the end Q2 2010 were $6.4 million compared to $8.2 million at the end of fiscal 2009.

At October 31, 2009 the Company had current liabilities of $0.7 million compared to $0.6 million at April 30, 2009. This small increase in current liabilities is entirely due to a $0.1 million increase in accounts payable. Future income tax liability, relating to Pac Rim’s investment in El Salvador, did not change between the end of fiscal 2009 and the end of Q2 2010, and at October 31, 2009 was valued at $1.0 million. Currently, Pacific Rim has no short- or long-term debt.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The $1.7 million decrease in current assets combined with the $0.1 million increase in current liabilities, resulted in a $1.8 million reduction in working capital from $2.0 million at April 30, 2009 to $0.2 million at October 31, 2009.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company plans to raise sufficient funds during Q3 2010 to pursue ongoing exploration and administration expenses as well as its costs under the CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing paragraph contains forward-looking statements regarding the requirement for future financing and the use of funds that may be raised. See Forward-Looking Information.]

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2010 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue to seek new project acquisitions and during fiscal 2010 intends to continue to conduct low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

[The foregoing two paragraphs contain forward-looking statements regarding the scope of exploration and generative work programs management intends to undertake in the coming fiscal year. See Forward-Looking Information.]

The Company anticipates that its exploration plans as outlined above will cost approximately $0.5 million for the remainder of fiscal 2010. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2010.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. See Forward-Looking Information.]

The Company’s general and administrative costs during the remainder of fiscal 2010 are anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. In addition to its immediate financing requirements, the Company may require additional financing during the remainder of fiscal 2010 for general working capital expenses and/or the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of increased legal costs during fiscal 2010, and the requirement for additional financing to fund these legal costs and/or future general working capital expenses. See Forward-Looking Information.]

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On November 12 the Company announced it received notice from the NYSE Amex LLC (“NYSE Amex” or the “Exchange”) that, based on their review of the Company’s fiscal 2010 first quarter results, the Company is not in compliance with Section 1003(a)(iii) of the Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. In order to maintain listing of the Company’s common shares on the NYSE Amex, the Company must submit a plan to the Exchange by December 11, 2009 addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011.

The Company will submit a plan (the “Plan”) before the deadline of December 11, 2009. If the Exchange accepts the Plan, then the Company may be able to continue its NYSE Amex listing during the Plan period, up to May 11, 2011, during which time the Company will be subject to periodic review to determine whether it is making progress consistent with the Plan. If the Company fails to submit a Plan acceptable to the Exchange, or even if accepted, if the Company is not in compliance with the continued listing standards at the end of the Plan period or the Company does not make progress consistent with the Plan during the period, then the Exchange may initiate delisting proceedings.

Outlook
The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company anticipates expending approximately $0.5 million on exploration-related expenses during the remainder of fiscal 2010, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities. The Company will require additional financing during fiscal 2010 to fund its proposed exploration plans and will require additional financing in the future in order to undertake an expanded exploration program should the Company receive the required permits to do so

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. See Forward-Looking Information.]

The Company’s general and administrative costs during the remainder of fiscal 2010 are anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company will require additional financing during fiscal 2010 for the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. See Forward-Looking Information.]

The Company will continue its extensive outreach efforts to the newly elected federal government and administration, municipal government officials, church leaders, business leaders, and Salvadoran citizens during the remainder of fiscal 2010. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, Pac Rim’s CAFTA claim will proceed during fiscal 2010. With the Arbitral Tribunal recently announced, the CAFTA arbitration is now officially constituted and the next step is expected to be for the Arbitral Tribunal to convene a hearing to set out the further procedures in the arbitration.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

[The foregoing section contains forward-looking statements regarding the scope of the Company’s fiscal 2010 planned work programs, anticipated expenditures and the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s plans for the remainder of 2010 may not be carried out as planned and its ability to continue its business may be at risk the scope of exploration and generative work programs management intends to undertake through the remainder of the current fiscal year. These expectations are based on various assumptions including but not limited to: the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and, if necessary, access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2010 may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2010 may not occur as planned.
  the Company’s exploration plans and anticipated costs during fiscal 2010. The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the requirement for additional financing to fund these legal costs and/or general working capital expenses. These statements are based on management’s assumption the CAFTA action will continue through fiscal 2010 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2009 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX and the NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com